1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-684-9384 Fax: 604-688-4670
www.quaterraresources.com

Management’s Discussion and Analysis

In respect to the Six months ended June 30, 2007

Dated: August 7, 2007

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

A. Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the six months ended June 30, 2007 (“Q2 2007”) to the six months ended June 30, 2006 (“Q2 2006”). These statements should be read in conjunction with the financial statements for the six months ended June 30, 2007 and the audited financial statements for the year ended December 31, 2006. All notes referenced herein may be found in the consolidated financial statements dated June 30, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of August 7, 2007, was prepared to conform to National Instrument 51-102 F1 and was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX.V”) under the symbol QTA.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B. Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualified person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May, 2006. Previously, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah. Mr. Spiering is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

C. Exchange information and conversion tables.

For ease of reference, the following information is provided:

U.S. Dollars to Canadian Dollars
	Quarter 2	Quarter 1	December 31,
	June 30, 2007	March 31, 2007	2006	2005

Rate at end of period	1.0593	1.1559	1.16640	1.16600
Average rate for period	1.10031	1.17207	1.13461	1.21173
High for period	1.1596	1.1873	1.17960	1.27320
Low for period	1.0461	1.1498	1.09260	1.14240

www.oanda.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb - Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm - Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz - Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t - Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g - Gram
g/tonne - gram per metric ton	1	oz/t	=	34.2857	ppm
mg - milligram	1	Carat	=	41.6660	mg/g
kg - kilogram	1	ton (avdp.)	=	907.1848	kg
ug - microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

D. Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for base and precious metals in Mexico and Alaska, uranium in Arizona, and copper in Nevada.

E. Description of Mineral Properties

i)	Nieves Property – Mexico

No exploration work has been conducted on the Nieves property during the quarter.

By June 30, 2007, the Company had incurred $1,258,901 for acquisition costs and $2,578,362 ($673,812 net of recovery) for exploration expenditures giving a total of $3,837,263 in gross costs on the Nieves property, or $1,932,713 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry.

As at December 31, 2006, the Company had incurred $1,244,464 for acquisition costs and $2,560,841 ($656,291 net of recovery) for exploration expenditures giving a total of $3,805,305 in gross costs on the Nieves property, or $1,900,755 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. (Note 5 (a) in the consolidated financial statements dated June 30, 2007)

ii)	Los Crestones Project – Mexico

The Company completed a six-hole, 3,043-meter core drilling program at its 100%-owned Crestones property in Durango State, Mexico during the second quarter. The first drill-holes of the program did not intersect the targeted breccia feeder vents. Assay results for the first five holes, contain a few low-grade intercepts within the hydrothermal breccia. Weakly disseminated sphalerite-galena-sulfosalts occur in silicified limestone, quartz porphyry, and hornfels. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Coarse sphalerite-galena has been observed in fault gouges.

Alteration and mineralization at Los Crestones appear to intensify to the southwest. Subsequent field mapping has identified a series of flat-dipping detachment faults that have offset the outcropping geology an estimated 500 meters to the northeast. The postulated location for the breccia feeder vent(s), based on mapping and drill sections, is southwest of the outcropping breccias in a flat area covered with a thin layer of post-mineral arroyo sediment. An additional 2,000-meter drill program is in progress to test this area.

Acquisition costs incurred to June 30, 2007 were $76,673 and exploration expenditures were $934,770 for a total of $1,011,443. Acquisition costs incurred to December 31, 2006 were $71,696 and exploration expenditures were $462,590 for a total of $534,286. (Note 5 in the consolidated financial statements dated June 30, 2007)

iii)	Uranium Project – Arizona, Utah and Wyoming

The Arizona Strip remains the focus of the Company’s uranium exploration program. Quaterra drilled 8,220 feet in 14 shallow stratigraphic and 2 deep holes investigating Target A01 during the second quarter. This target is the first of more than 200 moderate to high priority anomalies identified by the airborne VTEM geophysical program completed during the first quarter of the year.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

E. Description of Mineral Properties, continued

iii)	Uranium Project – Arizona, Utah and Wyoming, continued

The drilling results are encouraging, but the throat of a pipe has not yet been defined below the Hermit/Coconino contact. The program has defined favorable alteration in the Hermit section, anomalous sulfide mineralization in the Kiabab Formation, dissolution of evaporites in the underlying Toroweap and a pronounced structure at Kiabab/ Toroweap contact; all indicative of the proximity of a breccia pipe structure. At least 3 additional deep holes are planned for the target.

In conjunction with the drilling program, computer processing of the airborne geophysical data is continuing to detail and prioritize anomalies. Condor Consulting Ltd, recognized experts in the field of airborne electromagnetics, are leveling the VTEM data and preparing depth slices to analyze the targets at various stratigraphic intervals. The work will be used to guide exploration and acquisition of additional mineral rights in the district.

Work on other uranium properties in Utah includes the acquisition of an extensive data base from historic exploration and production in the Tidwell Uranium district of south-central Utah. The information includes the original gamma logs and locations of more than 1,200 drill holes in the district. Approximately 400 of the holes are thought to be located on the properties. The data base includes mine shutdown reports and historical estimates of mineralization remaining in the Snow and Probe mines located on Quaterra’s claims.

Acquisition costs incurred to June 30, 2007 were $1,832,004 and exploration expenditures were $2,701,256 for a total of $4,533,260. Acquisition costs incurred to December 31, 2006 were $1,125,438 and exploration expenditures were $1,079,859 for a total of $2,205,297. (Note 5 in the consolidated financial statements dated June 30, 2007)

iv)	Duke Island – Alaska

The Company contracted consulting geologist, Robert Brozdowski PhD. to conduct a detailed review with Avalon Development of the Duke Island exploration data. The study examined the geologic character of the ultramafic intrusive rocks, assessed the potential of the project for hosting economic mineralization, and made specific recommendations regarding exploration and drilling targets on the property. The review concluded that although the ultramafic complex does have some of the magmatic characteristics consistent with its historical classification as a zoned complex, many of the characteristics have stronger affinities to a layered mafic intrusive complex with the potential of hosting significant economic concentrations of Ni-Cu PGE mineralization. The study utilized a layered intrusive model to identify several undrilled targets with the potential to contain higher sulfide concentrations and better metal grades. An airborne electromagnetic survey was recommended for autumn 2007 in anticipation of a 2008 drilling program.

Acquisition costs incurred to June 30, 2007 were $112,285 and exploration expenditures were $1,637,541 for a total of $1,749,826. Acquisition costs incurred to December 31, 2006 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836. (Note 5 in the consolidated financial statements dated June 30, 2007)

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

E. Description of Mineral Properties, continued

v)	Seward Peninsula – Big Bar, VMS Project – Alaska

No exploration work has been conducted on the Company’s Big Bar project during the quarter. Acquisition costs incurred to June 30, 2007 were $18,461 and exploration expenditures were $717,083 for a total of $735,544. Acquisition costs incurred to December 31, 2006 were $18,461 and exploration expenditures were $712,113 for a total of $730,574. (Note 5 (e) in the consolidated financial statements dated June 30, 2007)

vi)	MacArthur Property - Nevada

The Company initiated a program of confirmatory drilling on the MacArthur copper oxide project during the second quarter. The program has been designed to twin a statistically valid number of existing holes to validate the Company’s database from 290 historical drill holes defining copper mineralization on the project. A total of 5,880 feet have been core drilled in 14 holes within the copper oxide mineralized zone; assays are pending. To support the program, core storage and logging facilities have been established in Yerington, Nevada.

The MacArthur drilling program will be expanded to define possible extensions to both the copper oxide zone and to an area known to host a chalcocite blanket north of the MacArthur pit. Deep holes are planned to explore for primary sulfide mineralization which is thought to be related to the oxide mineralization at MacArthur.

Acquisition costs incurred to June 30, 2007 were $424,565 and exploration expenditures were $652,150 for a total of $1,076,715. Acquisition costs incurred to December 31, 2006 were $170,324 and exploration expenditures were $80,591 for a total of $250,915. (Note 5 in the consolidated financial statements dated June 30, 2007).

A payment of $350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties. (Note 5 of the consolidated financial statements dated June 30, 2007)

vii)	Acquisition of the Arimetco Yerington Property – Nevada

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. Subject to the approval of the TSX Venture Exchange, the purchase price comprises US$500,000 cash, 250,000 shares of Quaterra common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas. Quaterra may terminate the transaction at any time during a 180-day review period (beginning July 13 2007) if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. Under certain circumstances, the review period may be extended for additional successive 120 day periods.

viii)	Other properties

Other properties of the Company include various properties in the USA, and Mexico. See Note 5 (g) in the consolidated financial statements dated June 30, 2007.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

F. Mineral Property Expenditures

All mineral property expenditures, detailed by property, can be found in Note 5 of the consolidated financial statements dated June 30, 2007. The deferred mineral property costs as at June 30, 2007, were as follows:

All Mineral Properties	Year End	Additions		Change	Balance
	Balance			During	as at
	Dec 31, 2006	Q1	Q2	2007	June 30, 2007
	$	$	$	$	$

Summary by Expenditure
Total acquisitions	3,197,586	1,041,068	301,971	1,343,039	4,540,625
Total exploration	6,562,796	1,043,512	1,885,961	2,929,473	9,492,269
Less: cost recovery, Nieves	(1,904,550)	-	-	-	(1,904,550)

Total	7,855,832	2,084,580	2,187,932	4,272,512	12,128,344

Summary by Property
Nieves, net of cost recovery	1,900,755	17,112	14,846	31,958	1,932,713
Los Crestones	534,286	238,345	238,812	477,157	1,011,443
Uranium properties	2,205,297	1,351,275	976,688	2,327,963	4,533,260
Duke Island	1,737,836	-	11,990	11,990	1,749,826
Big Bar	730,574	3,083	1,887	4,970	735,544
MacArthur	250,915	236,526	589,274	825,800	1,076,715
Other properties	496,169	238,239	354,435	592,674	1,088,843

Total	7,855,832	2,084,580	2,187,932	4,272,512	12,128,344

The total mineral properties expenditure of $14,032,894, which excludes $1,904,550 recovered from Blackberry, as at June 30, 2007 was allocated as follows; 32% on Uranium properties, 26% on Nieves, 13% on Duke Island, 8% on each of Los Crestones, Big Bar and various other properties and 5% on MacArthur.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

F. Mineral Property Expenditures, continued

Total deferred mineral property costs for the year ended December 31, 2006 are as follows:

All Mineral Properties	Year End		Additions			Change	Year End
	Balance					During	Balance
	Dec 31, 2005	Q1	Q2	Q3	Q4	2006	Dec 31, 2006
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,547,235	122,047	119,813	664,638	743,853	1,650,351	3,197,586
Total exploration	4,114,198	389,555	566,387	651,262	841,394	2,448,598	6,562,796
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Summary by Property
Nieves, net of cost recovery	1,640,415	203,847	31,237	6,107	19,149	260,340	1,900,755
Los Crestones	79,416	3,703	86,140	89,951	275,076	454,870	534,286
Uranium properties	273,968	275,097	330,409	610,034	715,789	1,931,329	2,205,297
Duke Island	1,693,234	12,492	2,958	29,152	-	44,602	1,737,836
Big Bar	39,366	1,736	173,185	421,309	94,978	691,208	730,574
MacArthur	30,484	14,727	62,271	110,848	32,585	220,431	250,915
Other properties	-	-	-	48,499	447,670	496,169	496,169

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

The total mineral properties expenditure of $9,760,382, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2006 was allocated as follows; 38% was spent on Nieves, 23% on Uranium properties, 18% on Duke Island, 7% on Big Bar, 6% on Los Crestones, 5% on other properties and 3% on MacArthur.

For further information on mineral properties expenditure see Note 5 of the consolidated financial statements dated June 30, 2007

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

G. Results of Operations

For the six months ended June 30, 2007, (“Q2 2007”) the Company had a net loss of $1,765,160 compared to a net loss of $564,997 for the six months ended June 30, 2006 (“Q2 2006”). Stock based compensation was $288,710 for Q2 2007 (Q2 2006: $182,257) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $1,476,450 for Q2 2007 and $382,740 for Q2 2006.

The increase of $1,093,710, in the net loss for Q2 2007, excluding stock based compensation can be explained as follows:

i)	Administration costs increased by $30,000 from $30,000 for Q2 2006 to $60,000 for Q2 2007. This is due to an increase in these fees from $5,000 to $10,000 per month.

ii)	Amortization costs increased by $17,013 from $173 for Q2 2006 to $17,186 for Q2 2007. This is due to the purchase of equipment and therefore the relevant calculation of depreciation of these assets.

iii)

Consulting services increased by $127,562 from $44,758 for Q2 2006 to $172,320 for Q2 2007. This is due to the increased activity in respect to the day to day running of the Company and the commissioning of consultants for exploration purposes.

iv)	Director and officer fees were $16,500 for Q2 2007 compared to no fees in Q2 2006. These fees are due to the new company policy of providing compensation for independent directors.

v)

Investor relation costs increased by $73,398 from $77,187 for Q2 2006 to $150,585 for Q2 2007. This is due to the fees paid in Q2 2007 to O & M Partners to provide investor relations as well as the attendance by the Company at several trade shows and the upgrade of the promotional booth and literature for these conferences.

vi)	Office and general expenses increased by $24,388 from $72,434 for Q2 2006 to $96,822 for Q2 2007. This is due to the increased activity in respect to the day to day running of the Company.

vii)	Professional fees increased by $124,271 from $47,446 for Q2 2006 to $171,717 for Q2 2007. This is due to increased legal, accounting and auditing expenses due to the increased activity of the Company.

viii)

Regulatory fees increased by $40,351 from $8,736 for Q2 2006 to $49,087 for Q2 2007. This is due to increased in TSX.V filing fees for a publicly listed company, which is based on the issued and outstanding share capital and a timing difference in the payment of these fees.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

G. Results of Operations, continued

ix)

Shareholders communications expenses increased by $41,873 from $8,460 for Q2 2006 to $50,333 for Q2 2007. This is almost exclusively due to the production and distribution of the Annual General Meeting (“AGM”) brochure in Q2 2007. The AGM material, as per the Company’s regulatory requirements, was distributed in Q2 2007. The material was of a higher production quality and distributed to a larger group than in Q2 2006.

x)

Travel and promotion costs increased by $59,864 from $35,053 for Q2 2006 to $94,917 for Q2 2007. This is due to the increased travel of a VP of exploration as well as an increased travel by other consultants to inspect potential new properties. There was also increase in travel for trade shows, and meetings with analysts and other prominent industry experts.

xi)	Salaries and benefits costs increased by $97,586 from $18,323 for Q2 2006 compared to $115,909 for Q2 2007. This increase is due to the new salary payments to the President of the Company.

xii)	Interest income increased by $123,473 from $29,651 for Q2 2006 to $153,124 for Q2 2007. This is due to considerably larger cash amounts being held on fixed term deposits.

xiii)	The Company reported a net foreign currency loss of $490,858 for Q2 2007 compared to a loss $7,062 for Q2 2006.

Since all current assets and liabilities held in US dollars as at June 30, 2007 have to be converted to Canadian dollars on consolidation at the prevailing exchange, being 1.0593, this created an exchange loss due to a weakening US dollar compared to the Canadian dollar. The Company also held cash amounts, on average, of almost US $4 million during Q2 2007 which was not the case in Q2 2006 when the average cash held was approximately US $200,000.

This foreign exchange loss reflects the Company’s US cash position and that the US dollar has fallen from $1.12 at June 30, 2006 to $1.0593 at June 30, 2007.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in losses or gains.

ivx)	General exploration costs increased by $35,894 from $94,148 for Q2 2006 to $130,042 for Q2 2007. This is due to an increase in the consideration of potential new properties.

vx)	A one off transaction to write off a liability of $39,631 occurred in Q2 2006.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

H. Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	June 30	March 31	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
	2007	2007	2006	2006	2006	2006	2005	2005	2005
	$	$	$	$	$	$	$	$	$

Operating expenses	549,223	459,451	211,786	202,843	209,825	140,987	134,585	116,018	79,258
Interest earned	(62,770)	(90,354)	(30,060)	(26,277)	(19,267)	(10,384)	(22,641)	(3,622)	(3,236)
Other income	-	-	-	-	-	-	(25,000)	-	-
Foreign exchange (gain) loss	413,887	76,971	(115,647)	29,136	4,450	2,612	81,907	66,191	(9,418)
General exploration	57,241	72,801	78,640	53,067	85,237	8,911	2,441	-	-

Loss before the undernoted	957,581	518,869	144,719	258,769	280,245	142,126	171,292	178,587	66,604

Stock-based compensation	15,555	273,155	880,374	1,982,373	114,500	67,757	(129,373)	460,215	-
Write off of reclamation bond	-	-	-	-	-	-	2,500	-	-
Accrued liabilities written off	-	-	6,063	(6,761)	(23,831)	(15,800)	-	-	-

Net Loss	973,136	792,024	1,031,156	2,234,381	370,914	194,083	44,419	638,802	66,604

Loss per share - basic and diluted	0.01	0.01	0.01	0.03	0.01	0.00	0.01	0.01	0.00

I. Related Party Information.

The Company is party to an agreement dated January 1, 2007 with its President, Thomas C Patton., for Mr. Patton to provide services in the capacity of President for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated January 1, 2006 with its Vice-President of Exploration, Eugene Spiering, for Mr. Spiering to provide services in the capacity of Vice-President of Exploration for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated March 27, 2006 with its Chief Financial Officer, Scott Hean, for Mr. Hean to provide services in the capacity of CFO for $2,500 for the first six months of service and $3,250 per month thereafter.

The Company, commencing August 22 2006, compensates its independent directors with an annual fee of $9,000. The Company uses the definition of “independent” from MI 52-110 where to be independent the director must not have a direct or indirect material relationship with the Company other than that of director.

Private companies controlled by directors and an officer provided management, administration and corporate development services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and related parties, which management believes was reasonable under the circumstances. For information regarding related party expenditures, refer to Note 6 of the consolidated financial statements dated June 30, 2007.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

J. Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. For the near future, the Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company had a working capital balance of $4,097,660 as at June 30, 2007, compared to a working capital balance of $9,075,713 as at December 31, 2006 and $1,697,865 as at June 30, 2006.

i)	Equity financings

Six months ended June 30, 2007

There were no equity financings during the six months ended June 30, 2006

Year ended December 30, 2006

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008 (accelerated to August 20, 2007 see Note 7 (f) of the consolidated financial statements dated June 30, 2007). The Company incurred net share issuance costs of $502,596, including 291,484 shares were issued for finders’ fees valued at $510,097.

ii)	Funds raised by Stock options and share purchase warrants

Six months ended June 30, 2007

During the three months ended June 30, 2007, 825,000 common shares were issued for gross proceeds of $740,950 from shares issued for the exercise of stock options and share purchase warrants.

During the three months ended March 31, 2007, 135,000 common shares were issued for gross proceeds of $83,760 from shares issued for the exercise of stock options.

Year ended December 31, 2006

During the year ended December 31, 2006 6,643,281 common shares were issued for gross proceeds of $2,582,171 from shares issued for the exercise of stock options and share purchase warrants.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

J. Financial Conditions, Liquidity and Capital Resources, continued

iii)	Exploration expenditures

Six months ended June 30, 2007

During the three months ended June 30, 2007, the Company spent $2,145,815 mineral property costs, (excluding shares issued for acquisition costs and amounts accrued for exploration accounts payable) of which $301,971 was spent on acquisition costs and $1,843,844 on exploration.

During the three months ended March 31, 2007, the Company spent $2,084,580 mineral property costs, (excluding shares issued for acquisition costs and amounts accrued for exploration accounts payable) of which $301,971 was spent on acquisition costs and $1,885,961 on exploration.

Year ended December 31, 2006

During the year ended December 31, 2007, the Company spent $3,335,212 mineral property costs, (excluding shares issued for acquisition costs and amounts accrued for exploration accounts payable) of which $1,044,352 was spent on acquisition costs and $2,290,860 on exploration.

iv)	Commitments

Over the next two years, pursuant to the terms of its option agreements and amendments thereto, the Company has the following expenditure commitments to maintain the properties and earn its interests:

1.	The Company is required to make payments for the Uranium properties.
	a.	US $50,000 and issue 200,000 common shares on or before September 6, 2007.
	b.	US $40,000 on or before August 10, 2008.
	c.	US $75,000 on or before September 6, 2008.

2.	The Company is required to make either of the following payment options for MacArthur Claim.
	a.	Options 1
US $1,675,000 on or before January 15, 2008.
	b.	Options 2
US $100,000 on or before January 15, 2008. US $125,000 on or before January 15, 2009.

3	The Company has the following potential payments for the other properties.
	a.	US $50,000 on or before March 28, 2008.
	b.	US $60,000 on or before March 28, 2009.

4	The Company is required to make the following payments for the Tintic mining claims.
	a.	US $20,000 on or before February 15, 2008.
	b.	US $20,000 on or before February 15, 2009.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

J. Financial Conditions, Liquidity and Capital Resources, continued

v)	Outstanding stock options and share purchase warrants

As at August 7, 2007, 4,497,000 stock options are “in the money” (the exercise price is less than the current share trading price) and 4,459,500 are exercisable. If they were exercised, the Company would realize proceeds of $4,361,380.

Due to the acceleration of the expiry date from June 21, 2008 to August 20, 2007 of warrants exercisable at $2.25 it is reasonable to expect that the Company will receive, before these warrants expire, proceeds of $5,903,838. Of this total $601,313 has been received as at August 7, 2007. See Note 7 (f) in the consolidated financial statements dated June 30, 2007.

K. Outstanding Shares, Options and Share Purchase Warrants

i)	Issued and outstanding shares

The Company has unlimited authorized, without par value, common shares.

	Number of shares	Total

Balance as at June 30, 2007	79,072,660	$29,162,216
Issued subsequent to quarter-end
Exercise of stock options	85,000	$73,250
Exercise of share purchase warrants	267,250	$601,313

Balance as at August 7, 2007	79,424,910	$29,836,779

ii)	Share Purchase Warrants

As at June 30, 2007, there were 2,608,928 share purchase warrants outstanding with an exercise price of $2.25 per share and an accelerated expiry date of August 20, 2007. Share purchase warrants currently outstanding are as follows:

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	June 30, 2007	Issued	or Expired	Exercised	August 7, 2007
$2.25	August 20, 2007	2,608,928	-	-	267,250	2,341,678
Weighted average exercise price		$2.25	$0.00	$0.00	$2.25	$2.25

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

K. Outstanding Shares, Options and Share Purchase Warrants, continued

iii)	Stock Options

As at June 30, 2007, there were 4,582,000 stock options outstanding with a weighted average exercise price of $0.98 per share. Options currently outstanding are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	June 30, 2007		or Expired		August 7, 2007
			-	-	-
$0.12	January 10, 2008	844,000	-	-	-	844,000
$0.34	December 8, 2008	90,000	-	-	-	90,000
$0.62	March 25, 2009	410,000	-	-	50,000	360,000
$0.35	August 9, 2010	593,000	-	-	10,000	583,000
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	1,745,000	-	-	25,000	1,720,000
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	75,000	-	-	-	75,000
$2.70	February 21, 2012	25,000	-	-	-	25,000
$3.33	July 20, 2012	-	2,111,000	-	-	2,111,000

		4,582,000	2,111,000	-	85,000	6,608,000

Weighted average exercise price		$0.98	$3.33	$0.00	$0.86	$1.73

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

L. Subsequent Events and Outlook

The following events occurred subsequent to the year end June 30, 2007.

i)

The company announced on July 26, 2007 that it had acquired the Southwest Tintic porphyry copper prospect, located in the prolific Tintic mining district about 60 miles south of Salt Lake City in west-central Utah. The property covers approximately 5 square miles and includes 85 unpatented U.S. lode claims and 1511 acres of patented mining claims.

The Tintic district is Utah’s second largest metal producing district, with most historic production of silver, gold and lesser amounts of base metals coming from carbonate replacement deposits and mantos hosted by Paleozoic sedimentary rocks. In the early 1970s, Bear Creek Mining Company discovered the deep Southwest Tintic porphyry copper system hidden 1100 feet below surface under three square miles of barren quartz-sericite-pyrite alteration. The system was cut by six widely spaced core holes which intersected thick intervals of low grade copper.

Quaterra plans an extensive program of mapping and data compilation with drilling planned for 2008. Targets include an additional porphyry copper target in the Treasure Hill area; shallower or higher grade mineralization within the Southwest Tintic deposit; and high-grade high-sulfidation silver-copper veins.

Quaterra initially acquired 27 unpatented lode mining claims covering the Southwest Tintic deposit from a prospecting syndicate. The Company can earn a 100% interest in the claims by making annual payments totaling US $ 1 million dollars over a 10 year period and paying a 2% NSR royalty on production from these claims and contiguous claims staked by Quaterra. One- half of the royalty may be purchased at any time by paying $1 million dollars to the syndicate. The patented claims will be acquired by paying owners US $800,000 over a 24 month period, following receipt of a satisfactory title report. These claims will not carry royalty obligations.

ii)	On July 20, 2007 2,111,000 stock options were granted to directors, officers, consultants and employees with an exercise price of $3.33 and an expiry date of July 20, 2012.

iii)	85,000 stock options were exercised for gross proceeds of $73,250 with an average price of $0.86 per share.

iv)

On July 20, 2007 notice was given to holders of the share purchase warrants exercisable at $2.25 with an expiry date of June 21, 2008, of an acceleration of the expiry date from June 21, 2008 to August 20, 2007. As at August 7, 2007 267,250 of these warrants were exercised for gross proceeds of $601,312.

M. Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

N. Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four directors, who meet at least quarterly with management and, at least annually with the external auditors to review accounting, internal control, financial reporting, and audit matters.

Certification of Interim Filing

Based on their knowledge, the President and Chief Financial Officer of the Company have reviewed the interim filing and certified that the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows. The President and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company, and they believe:

i)

the disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, are made known to them, particularly during the period in which the annual filings are being prepared; and

ii)

the internal control over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian generally accepted accounting principles.

Due to the small size of the Company, there is a lack of segregation of duties which is an internal control weakness. Management mitigates this risk through direct involvement of senior management in day-to-day operations. It is unlikely that this weakness can be properly addressed until the Company grows to a significant size. During the six months ended June 30, 2007, there are no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

O. Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Six months ended June 30, 2007

P. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Q. Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices

R. Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.